[Chapman and Cutler LLP Letterhead]

October 2, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements (the “Registration Statements”) filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on July 12, 2019 relating to the Innovator MSCI EAFE Power Buffer ETFTM — October and Innovator MSCI Emerging Markets Power Buffer ETF™ – October (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

Please confirm that, with exception to the Cap, the disclosure set forth in the Registration Statements is identical to that which was set forth in the registration statements relating to Innovator MSCI Emerging Markets Power Buffer ETF – July and the Innovator MSCI EAFE Power Buffer ETF – July, each of which the Staff declared effective on June 27, 2019.

Response to Comment 1

With the exception of the Cap, any additional disclosure changes requested by the Staff, and cosmetic changes made to the Statement of Additional Information, the Funds confirm that the disclosure set forth in the Registration Statements is identical to the disclosure set forth in the registration statements relating to Innovator MSCI Emerging Markets Power Buffer ETF – July and the Innovator MSCI EAFE Power Buffer ETF – July, except for revisions made to the prospectus for each Fund in accordance with prior Staff comments to other Defined Outcome ETFs advised by Innovator. Such changes include:

1.

Enhanced disclosure regarding the MSCI EAFE Price Index or MSCI Emerging Markets Index (as applicable) in the Item 4 disclosure and any attendant risks to a Fund as a result of the exposure provided by the applicable index.

2.	Enhanced disclosure regarding what constitutes “extraordinary expenses” to a Fund.

Comment 2 – General

Please confirm that each Fund will file an amended registration statement disclosing the final Cap within two days of the registration statement becoming effective. In addition, please confirm that no shares of either Fund will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 2

On September 12, 2019, the Exchange filed a proposed rule change that would allow the Shares of the Funds to be listed for trading. The Funds expect to receive an order from the Securities and Exchange Commission’s Division of Trading and Markets in October 2019. The Funds will delay effectiveness of the Registration Statements until such order is received. Once the order is received, each Fund intends to list its Shares for trading on the Exchange shortly thereafter. Each Fund confirms that no sale of its Shares will take place prior to the effectiveness of the Registration Statements. The Funds note that each definitive Cap is not available until the market closes on the day prior to the Funds’ launch.

Comment 3 - General

The Staff notes that there have been inconsistencies among previous filings, regarding whether the Cap range is based on the prior 10 trading days or prior 21 trading days. In supplemental correspondence, please describe to the Staff the methodology in determining the number of trading days used to determine the Cap ranges.

Response to Comment 3 – General

The Adviser and Sub-Adviser have decided to base the Cap range on the FLEX Options’ prior 21 trading days as it was determined that a longer look-back period provided for a more accurate range.

Comment 4 – General

The Staff requests confirmation that moving forward a full registration statement will be filed, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF).

Response to Comment 4

Pursuant to the Staff’s request, the Funds do so confirm.

Comment 5 – Statement of Additional Information

The Staff notes that the Funds have adopted a fundamental policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. Please explain in supplemental correspondence the expected impact of such a policy in the event that the index serving as the reference assets for the Fund’s FLEX Options were to become concentrated in an industry or group of industries.

Response to Comment 5

Pursuant to the Staff’s request, each Fund has revised its fundamental policy #7 as set forth below:

Innovator MSCI EAFE Power Buffer ETF – October:

The Fund shall not …

(7)

Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent that the MSCI EAFE Price Index concentrates in the securities of a particular industry or group of industries.

Innovator MSCI Emerging Markets Power Buffer ETF – October:

The Fund shall not …

(7)

Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent that the MSCI Emerging Markets Price Index concentrates in the securities of a particular industry or group of industries.

Comment 6 – General

Please confirm that the Funds will use the market value, rather than the notional value, of their derivatives positions for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Please also confirm that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 6

Pursuant to the Staff’s request, the Funds confirm that they will use the market value of any derivatives holdings for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Additionally, as the FLEX Options held by the Funds are exchange-traded, the Funds confirm that they will be valued on a mark-to-market basis.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren